UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69286

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aldwych Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

70 Seaview Ave
(No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Miller (Name) 917-620-6006 (Area Code – Telephone Number) nycpa76@gmail.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sobel & Co., LLC, Certified Public Accountants
(Name – if individual, state last, first, and middle name)

293 Eisenhower Parkway Livingston NJ 07039
(Address) (City) (State) (Zip Code)

10/16/2003 (Date of Registration with PCAOB)(if applicable) 500 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mark Bishop, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aldwych Securities LLC, as of ____________, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BEATRICE DELAPAZ BEARD
Notary Public, State of New Jersey
My Commission Expires 1/19/2027

Signature: ____________

Title:
Principal

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Aldwych Securities LLC
Financial Statement
Pursuant to SEC Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2021

Aldwych Securities LLC
Index
December 31, 2021

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

FINANCIAL STATEMENT

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Aldwych Securities LLC
Stamford, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aldwych Securities LLC ("Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Aldwych Securities LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered recurring losses from operations and has negative operating cash flows, all of which raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions, and management's plans regarding those matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Basis for Opinion

These financial statements are the responsibility of Aldwych Securities LLC's management. Our responsibility is to express an opinion on Aldwych Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Aldwych Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.



We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as Aldwych Securities LLC's auditors since 2017.

Livingston, New Jersey
March 24, 2022

Aldwych Securities LLC
Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	9,682
Prepaid expenses		2,384
Fees receivable		48,807
Total assets	$	60,873
Liabilities & Equity		
Liabilities		
Accounts payable	$	374
Accrued expenses		2,324
Commissions Payable		24,405
Total Liabilities		$27,103
Commitments and Contingencies		
Member's Equity	$	33,770
Total Liabilities and Member's equity	$	60,873

The accompanying notes are an integral part of this financial statement.

Aldwych Securities LLC
Notes to Financial Statement
December 31, 2021

1.   **Organization**

Aldwych Securities LLC (the "Company") is a wholly owned subsidiary of Aldwych Capital Partners LLC (the "Parent"). The Company is a limited liability company and was formed under the laws of the State of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2.   **Significant Accounting Policies**

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from such estimates and such differences may be material to the financial statements.

Revenue Recognition

Revenue from Contracts with Customers (Topic 606), requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. All revenue has been recognized as of a point in time.

Income Taxes

As a single member LLC whose Parent is also a single member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate member.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Aldwych Securities LLC
Notes to Financial Statement
December 31, 2021

3.   **Related-Party Transactions**

The Company maintains an administrative services agreement with the Parent and an Affiliate. Pursuant to the agreement, the Parent and the Affiliate provide accounting, administration, information technology, compliance services, office space, employee services and other services. The Parent and Affiliate provide these services at no cost to the Company.

4.   **Net Capital Requirements**

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, shall not be less than $5,000 and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2021, the Company had net capital of $6,985 which exceeded its required capital by $1,985. The Company's ratio of aggregate indebtedness to net capital was .39 to 1.

The Company operates pursuant to the paragraph (k)(2)(i) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

5.   **Commitments and Contingencies**

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2021 or during the year then ended.

In early March 2019, the COVID-19 virus was declared a global pandemic, and still remains so. Business continuity could be severely impacted. Management continues to carefully monitor the situation and evaluate its options during this time. No adjustments have been made to these financial statements as a result of this uncertainty.

6.   **Future Operations**

The Company has experienced recurring losses, and negative operating cash flows throughout the year ended December 31, 2021.

The Company does not have the liquidity required to fund the next twelve months of operations, which raises substantial doubt to continue as a going concern, without additional revenue sources, member capital contributions or debt financing. During the year ended December 31, 2021, member capital contributions totaled $46,232. The financial statements do not reflect any adjustments to reflect a liquidation basis.

The Parent has made a commitment to provide necessary working capital to continue the operations of the Company, when needed.

7.   **Subsequent Event**

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through March 24, 2022, the date the financial statements were available to be issued and there are no material events that would require adjustment to, or disclosure in, the Company's financial statements.